UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TEREX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	001-10702	34-1531521

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification no.)

301 Merritt 7, 4th Floor, Norwalk, Connecticut		06851

(Address of principal executive offices)		(Zip code)

Scott J. Posner, Esq		(203) 222-2170

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Terex Corporation (the “Company”) has filed a Conflict Minerals Report, which is attached as an exhibit in Item 3.01 and is also publicly available on the Company’s website at www.terex.com under “Investors” – “Governance” – “Corporate Governance Documents”.

Item 1.02 – Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of Terex Corporation, for the year ended December 31, 2024.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2025

TEREX CORPORATION

By: /s/ Scott J. Posner
Scott J. Posner Senior Vice President, Secretary and General Counsel

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